SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Paul Gallagher

c/o Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

(631) 436-7100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 433550 10 0	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallagher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,331,233 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,331,233 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,331,233 shares of Class A Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (2)
14	TYPE OF REPORTING PERSON* IN

(1)         This amount includes (a) 697,899 shares of Class A Common Stock held by Paul Gallagher individually, and (b) vested options and options that vest within 60 days of July 2, 2009 held by Paul Gallagher, to purchase 633,334 shares of Class A Common Stock.

(2)         Based upon 9,083,065 shares of Class A Common Stock outstanding as of May 11, 2009, as reported in the Issuer’s Form 10-Q filed on May 15, 2009, plus the number of shares of Class A Common Stock issuable upon the exercise of vested options and options that vest within 60 days of July 2, 2009 beneficially owned by Paul Gallagher.

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on February 4, 2009, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2009, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on June 25, 2009 and Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on June 30, 2009 (the “Schedule 13D”).

Item 4.	Purpose of Transaction.
Item 4 is hereby supplemented with the following information.

On June 12, 2009, the Reporting Person submitted an offer letter (the “Offer Letter”) proposing a going-private merger transaction to the Issuer’s board of directors (the “Board of Directors”). The Board of Directors had formed a special committee of independent directors (the “Special Committee”) to consider the Offer Letter and the terms of the proposal contained therein. A copy of the Offer Letter was filed with Amendment No. 3 to Schedule 13D as Exhibit 2 thereto.

On July 2, 2009 two newly formed Delaware corporations organized by the Reporting Person - Hirsch Holdings, Inc. (“Holdings”) and HIC Acquisition Company, a wholly owned subsidiary of Holdings (“HIC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, HIC will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). At the effective time of the Merger as set forth in the Merger Agreement (the “Effective Time”), each share of Class A Common Stock and Class B Common Stock of the Issuer other than shares held by Holdings, HIC and the Reporting Person, and other than those shares with respect to which appraisal rights are properly exercised, will be cancelled and converted into the right to receive $0.31 in cash, without interest. The directors of HIC will, at the Effective Time, become the directors of the surviving corporation, while the officers of the Issuer immediately prior to the Effective Time will become the officers of the surviving corporation.

The Reporting Person presently holds all of the issued and outstanding shares of capital stock of Holdings. The Reporting Person presently intends to contribute his shares of the Issuer to Holdings in exchange for shares of common stock of Holdings, immediately prior to the Effective Time.

Following the consummation of the Merger, the Reporting Person intends to seek to delist the Issuer’s Class A Common Stock from the Nasdaq Stock Market and to deregister this class of shares from registration under the Securities Exchange Act of 1934, as amended.

Consummation of the Merger is subject to the Reporting Person’s receipt of debt financing and receipt of consent to the merger from a significant supplier, as well as other customary closing conditions, including the approval of the merger agreement by a majority of the outstanding shares of the Company’s Class A Common Stock and Class B Common Stock voting together as a single class. The Reporting Person has received a commitment from Keltic Financial Services LLC with respect to the debt financing for the transaction, a copy of which was filed as an exhibit to Amendment No. 3 to Schedule 13D.

The foregoing description of the Merger and Merger Agreement and other transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 1 hereto, and which is hereby incorporated to this Item 4 by reference.

Other than as set forth herein and the Exhibits hereto, the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D or any similar action.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The supplemental disclosure set forth in Item 4 above is hereby incorporated to this Item 6 by reference.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 1:	Agreement and Plan of Merger among Hirsch Holdings, Inc., HIC Acquisition Company, and Hirsch International Corp., dated July 2, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 2, 2009

/s/ Paul Gallagher
Paul Gallagher

EXHIBIT INDEX

.

Exhibit No.	Description

1	Agreement and Plan of Merger among Hirsch Holdings, Inc., HIC Acquisition Company, and Hirsch International Corp., dated July 2, 2009.